UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(MARK ONE)

|X|   ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      FOR THE FISCAL YEAR ENDED DECEMBER 31, 1999

                                       OR

| |   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE
      SECURITIES EXCHANGE ACT OF 1934
      FOR THE TRANSITION PERIOD FROM ___________ TO _________

                         COMMISSION FILE NUMBER 0-24068
                                  ______________

A. FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMES BELOW: CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN.

B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE: CONSOLIDATED GRAPHICS, INC., 5858 WESTHEIMER, SUITE 200, HOUSTON, TEXAS 77057.

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

                                TABLE OF CONTENTS


                                                                    PAGE(S)
                                                                    -------
Report of Independent Accountants                                      1

Financial Statements:

  Statement of Net Assets Available for
    Benefits as of December 31, 1999 and 1998                          2

  Statement of Changes in Net Assets Available
    for Benefits for the years ended December 31,
    1999 and 1998                                                      3

  Notes to Financial Statements                                       4-10

Supplementary Schedules:

  Schedule H, Item 4d - Non-Exempt Transactions for
    the year ended December 31, 1999                                  11

  Schedule H, Item 4i - Assets Held for Investment
    Purposes as of December 31, 1999                                  12

  Schedule H, Item 4j - Reportable Transactions as
    of December 31, 1999                                              13

  Signature                                                           14

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Plan Administrator
Consolidated Graphics, Inc. Employee 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for benefits of Consolidated Graphics, Inc. Employee 401(k) Savings Plan (the Plan) as of December 31, 1999, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. Other auditors were engaged to audit the financial statements of the Plan for the year ended December 31, 1998, whose report dated July 19, 1999 contained an unqualified opinion.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes, reportable transactions, and nonexempt transactions are presented for the purpose of additional analysis and are not a required part of the basis financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


Ham, Langston & Brezina, L.L.P.




Houston, Texas
October 12, 2000

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

                  STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                           DECEMBER 31, 1999 AND 1998

                                                      1999             1998
                                                  ------------     ------------
Assets:
  Cash-interest bearing ......................    $     59,688     $      4,475
  Investments, at fair value:
    Consolidated Graphics, Inc. ..............
      Common Stock ...........................       2,099,806        3,102,953*
    Janus Worldwide ..........................       8,741,778*       3,759,583*
    U.S. Global Resources ....................         630,847          367,765
    Bonnel Growth ............................      10,025,184*       3,480,771*
    Dreyfus S&P 500 Index ....................       9,492,791*       4,535,458*
    Janus Flexible Income ....................       2,498,377*       1,043,682*
    U.S. Government Securities Savings .......       4,139,357*       1,371,824*

  U.S. Treasury Securities Fund ..............       4,359,350*            --

  Participant notes receivable, at cost ......         574,702          336,456
                                                  ------------     ------------
      Total investments ......................      42,562,192       17,998,492

Participants' contributions receivable .......         404,505          160,537
Investment income receivable .................            --             21,793
                                                  ------------     ------------
        Total assets .........................      43,026,385       18,185,297
                                                  ------------     ------------
Liabilities:
  Contributions payable ......................          20,428            7,910
                                                  ------------     ------------
        Total liabilities ....................          20,428            7,910
                                                  ------------     ------------
          Net assets available for
            benefits .........................    $ 43,005,957     $ 18,177,387
                                                  ============     ============

* Represents 5% or more of net assets available for benefits.

                     The accompanying notes are an integral
                       part of these financial statements.

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                  FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                        1999            1998
                                                    ------------    ------------
Additions to net assets attributed to:
  Dividend and interest income .................    $  1,451,238    $    316,064
  Realized gains (losses) ......................         176,439         139,038
  Unrealized gains (losses) ....................       3,138,949       1,966,415
  Contributions:
    Employees ..................................       6,758,724       3,317,983
    Rollovers from other plans .................         702,525       3,853,241
    Plan mergers ...............................      19,660,261       4,557,746
                                                    ------------    ------------

      Total additions ..........................      31,888,136      14,150,487
                                                    ------------    ------------

Deductions from net assets attributed to:
  Benefits and withdrawals .....................       7,052,656       1,611,638
  Transfers and other ..........................            --            74,808
  Trustee fees .................................           6,910           3,587
                                                    ------------    ------------

      Total deductions .........................       7,059,566       1,690,033
                                                    ------------    ------------

        Net increase in net assets
          available for benefits ...............      24,828,570      12,460,454

Net assets available for benefits,
  beginning of year ............................      18,177,387       5,716,933
                                                    ------------    ------------

Net assets available for benefits,
  end of year ..................................    $ 43,005,957    $ 18,177,387
                                                    ============    ============

                     The accompanying notes are an integral
                       part of these financial statements.

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS


1.  DESCRIPTION OF PLAN

    The following description of the Consolidated Graphics, Inc. (the "Company") Employee 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

    GENERAL

    The Plan was established effective January 1, 1997 as a defined contribution plan covering all full-time employees of the Company and its participating subsidiaries who have completed one year of service (including a minimum of 1,000 hours of service during such period) and are age nineteen or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    The Company executed seven asset transfer agreements in 1999 and three in 1998 to merge the 401(k) plans of acquired printing businesses into the Plan. The following plans were merged into the Plan as of the following dates:

                                PLAN NAME                           DATE
                                ---------                           ----
                  1999

                  Courier Printing Company, Inc. Profit
                   Sharing Plan                              June 1, 1999
                  Printing Corporation of America 401(k)
                   Plan and Trust                            June 1, 1999
                  Geyer Printing Company, Inc. Profit
                   Sharing Plan                              June 1, 1999
                  Carty Enterprises, Inc. Profit Sharing/
                   Section 401(k) Plan and Trust             June 1, 1999
                  The Graphics Group Employee Stock
                   Ownership Plan and Trust                  August 31, 1999
                  The Printery, Inc. 401(k) Savings Plan     September 30, 1999
                  T/O Printing 401(k) Profit Sharing Plan    December 31, 1999

                  1998

                  Garner Printing Savings Plan               April 9, 1998
                  Walnut Circle Press, Inc. 401(k) Plan      September 30, 1998
                  Employees Savings Plan and Trust of
                   Delmar and Certain Other Divisions
                   of Continental Graphics Corporation       October 22, 1998

                                    Continued

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

1.  DESCRIPTION OF PLAN, CONTINUED

    The Plan is administered by the Company's Retirement Committee. Security Trust & Financial Company serves as the Plan trustee and custodian. Plan administrative expenses are paid by the Company.

    CONTRIBUTIONS

    Each year, participants may contribute from 1% to 15% of their pretax annual compensation not to exceed $10,000, as defined in the Plan agreement. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan also provides for discretionary employer matching, not exceeding 6% of annual compensation. Additional amounts may also be contributed by the employer at the option of the Company's board of directors. During 1999 and 1998, the Company made no discretionary contributions to the Plan.

    PARTICIPANT ACCOUNTS

    Each participant's account is credited with the participant's contribution and allocations of (i) Plan earnings and (ii) discretionary contributions made by the Company, if any, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan agreement. The benefit to which the participant is entitled is the benefit that can be provided from the participant's vested interest in his or her account.

    VESTING

    Participants are immediately vested in their contributions plus actual earnings thereon and qualified employer matching contributions. The vesting of certain discretionary contributions made by the employer plus earnings and losses thereon is based on years of continuous service. A participant vests at a rate of 20% per year until fully vested after five years of credited service.

                                    Continued

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

1.  DESCRIPTION OF PLAN, CONTINUED

    INVESTMENT OPTIONS

    Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of seven investment options.

      CONSOLIDATED GRAPHICS, INC. COMMON STOCK

      Invests in the Company's common stock.

      JANUS WORLDWIDE FUND

      A diversified fund that seeks long-term growth of capital by investing primarily in common stocks of foreign and domestic issues.

      U.S. GLOBAL RESOURCES FUND

      Seeks long-term growth of capital, while providing protection against inflation and monetary instability by investing in natural resource-related companies around the globe.

      BONNEL GROWTH FUND

      Seeks long-term growth of capital by investing primarily in the common stocks of domestic and foreign small to mid-size capital companies.

      DREYFUS S&P 500 INDEX FUND

      Seeks to provide investment results that correspond to the price and yield performance of publicly-traded common stocks in the aggregate, as represented by the Standard & Poor's 500 Composite Price Index.

      JANUS FLEXIBLE INCOME FUND

      A diversified fund that seeks current income and long-term growth of capital by investing primarily in income-producing equity securities.

      U.S. GOVERNMENT SECURITIES SAVINGS FUND

      Seeks to preserve capital and generate income by investing exclusively in short-term securities backed by the United States government or its agencies.

     Participants may change their investment options at any time.

                                    Continued

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

1.  DESCRIPTION OF PLAN, CONTINUED

    U.S. TREASURY SECURITIES FUND

    This fund is used to temporarily invest the assets of merged plans which have not been allocated to participants as of December 31, 1999.

    PARTICIPANT NOTES RECEIVABLE

    Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Notes Receivable fund. Loan terms range from 1 to 5 years or up to 25 years for the purchase of a primary residence. The loans are secured by the vested balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest payments are made by means of payroll withholdings according to the terms of the promissory note.


    PAYMENT OF BENEFITS

    Upon termination of services due to death or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments as requested by the employee. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

    FORFEITED ACCOUNTS

    All employer contributions credited to a participant's account, but not vested, are forfeited by the participant upon withdrawal of the full vested value of his or her account.

                                    Continued

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF ACCOUNTING

    The financial statements of the Plan are prepared under the accrual method of accounting in accordance with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities; accordingly, actual results could differ from those estimates.

    RISKS AND UNCERTAINTIES

    The Plan provides for various investment options. These investment options are exposed to market risk, which generally means the risk of loss in the value of certain investment securities due to changes in interest rates, commodity prices and general market conditions. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

    CONCENTRATION OF CREDIT RISK

    Financial instruments which potentially subject the Plan to a concentration of credit risk consist of investments in the Company's common stock and shares of registered investment companies. The Plan has not experienced any credit losses associated with these investments.

    INVESTMENT VALUATION

    The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant notes receivable are valued at cost which approximates fair value.

    Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

                                    Continued

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (K) SAVINGS PLAN

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


    PAYMENT OF BENEFITS

    Benefits are recorded when paid.


3.  PARTY-IN-INTEREST TRANSACTIONS

    Certain Plan investments are in funds managed by the Plan trustee. In addition, the Plan invests in the Company's common stock, as well as participant notes receivable. These transactions qualify as party-in-interest transactions.


4.  PLAN TERMINATION

    Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


5.  TAX STATUS

    The Plan agreement is based on a standardized prototype plan developed by the Plan trustee. The prototype plan received an opinion letter from the Internal Revenue Service (IRS) dated October 20, 1993. The Plan trustee and administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code of 1986, as amended (IRC), and accordingly, that the Plan is tax-exempt.

                                    Continued

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (K) SAVINGS PLAN

6.  PROHIBITED TRANSACTIONS AND OTHER

    On ten occasions during the 1999 Plan year, participant 401(k) contributions were not forwarded to the trustee of the Plan by the fifteenth business day of the month following the month in which such contributions were withheld from the pay of such participants. In each case, such contributions were subsequently contributed to the trust for the Plan along with earnings calculated from such fifteenth business day to the date such contributions were deposited in the trust. In addition, the Company is preparing and intends to file IRS Form 5330 to pay the excise tax associated with such late contributions.

    The 401(k) contributions of three participants exceeded the limitation under IRC Section 402(g) for the 1999 Plan year. The excess deferrals (including earnings) of such participants were distributed by April 15, 2000.

    The Plan did not satisfy the nondiscrimination test under IRC Section 401(k)(3) for the 1999 Plan year. To comply with such nondiscrimination test, the Company will either (i) make a qualified nonelective contribution allocable to non-highly compensated employees in an amount sufficient to satisfy the nondiscrimination test or (ii) distribute the excess contributions, including any income attributable thereto, to highly compensated employees by December 31, 2000. If the excess contributions are distributed to highly compensated employees, the Company will file IRS Form 5330 to pay the excise tax attributable to such excess contributions.


7.  SUBSEQUENT EVENTS

    On February 17, 2000, the Company executed an asset transfer agreement to merge Automatic Graphic Systems, Inc. Employee Stock Ownership Plan into the Plan.

    On May 15, 2000, the Company executed an asset transfer agreement to merge Wetzel Brothers, Inc. Profit Sharing and 401(k) Plan into the Plan.

    In June 2000, the Plan changed its Plan trustee and custodian from Security Trust & Financial Company to Morgan Stanley Dean Witter.

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

                  SCHEDULE H, ITEM 4D - NON-EXEMPT TRANSACTIONS

                      FOR THE YEAR ENDED DECEMBER 31, 1999

EIN:  76-0190827
PN:   010

 IDENTITY OF         RELATIONSHIP                                                                                  NET GAIN
PARTY INVOLVED         TO PLAN               DESCRIPTION OF THE ISSUE                            AMOUNT            OR (LOSS)
----------------------------------------------------------------------------------------------------------------------------
Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                          $  3,890               *

Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                             1,025               *

Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                             5,032               *

Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                             4,659               *

Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                            10,465               *

Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                             9,836               *

Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                           126,281               *

Consolidated         Employer         Consolidated Graphics, Inc. was in
  Graphics, Inc.                        violation of the DOL's regulation
                                        concerning the timely remittance
                                        of participant contributions to
                                        trusts containing assets of the
                                        Plan.                                                     72,415               *

Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                            16,521               *

Consolidated         Employer         Consolidated Graphics, Inc. was in vio-
  Graphics, Inc.                        lation of the DOL's regulation con-
                                        cerning the timely remittance of
                                        participant contributions to trusts
                                        containing assets of the Plan.                             3,017               *

* The Plan will be credited with the amount of interest income that could have been earned on the investment had the deposit been made on a timely basis.

            CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401 (K) SAVINGS PLAN

            SCHEDULE H, ITEM 4I - ASSETS HELD FOR INVESTMENT PURPOSES

                                DECEMBER 31, 1999

EIN:  76-0190827
PN:   010

                                                                                                                    CURRENT
       IDENTITY OF ISSUER                      DESCRIPTION OF INVESTMENT                      COST                   VALUE
-----------------------------------------------------------------------------------------------------------------------------
*Security Trust & Financial Company            Cash - interest bearing                     $   59,688              $  59,688

*Consolidated Graphics, Inc.                   Consolidated Graphics, Inc.
                                                 common stock                               4,685,005              2,099,806

*Security Trust & Financial Company            Janus Worldwide                              5,769,425              8,741,778

*Security Trust & Financial Company            U.S. Global Resources                          714,615                630,847

*Security Trust & Financial Company            Bonnel Growth                                6,832,633             10,025,184

*Security Trust & Financial Company            Dreyfus S&P 500 Index                        8,069,908              9,492,791

*Security Trust & Financial Company            Janus Flexible Income                        2,568,053              2,498,377

*Security Trust & Financial Company            U.S. Government Securities
                                                 Savings                                    4,139,357              4,139,357

*Security Trust & Financial Company            U.S. Treasury Securities                     4,359,350              4,359,350

                                               Participant notes receivable
                                                 with terms ranging from
                                                 1-5 years, interest at
                                                 7.75% to 8.5% per year*                      574,702                574,702

* Represents party-in-interest transactions

             CONSOLIDATED GRAPHICS, INC. EMPLOYEE 401(K) SAVINGS PLAN

                  SCHEDULE H, ITEM 4J - REPORTABLE TRANSACTIONS

                                DECEMBER 31, 1999

EIN:  76-0190827
PN:   010

                                                                                                                          NET
                          DESCRIPTION       PURCHASE       SELLING                               CURRENT                 GAIN/
IDENTITY OF ISSUER          OF ASSET          PRICE         PRICE              COST               VALUE                 (LOSS)
--------------------------------------------------------------------------------------------------------------------------------
*Security Trust and
  Financial Company             Cash        $   -          $   -             $   -              $1,963,243**            $   -

*Security Trust and
  Financial Company             Cash            -              -                 -               4,328,251**                -

*Security Trust and
  Financial Company             Cash            -              -                 -               1,755,820**                -

*Security Trust and
  Financial Company             Cash            -              -                 -               6,931,753**                -

*Security Trust and
  Financial Company             Cash            -              -                 -               2,931,474**                -

*Security Trust and
  Financial Company             Cash            -              -                 -               1,427,876**                -

* Represents party-in-interest transactions.

** Represents rollovers from plan mergers.

                                    SIGNATURE

PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE TRUSTEEE (OR OTHER PERSONS WHO ADMINISTER THE PLAN) HAS DULY CAUSED THIS ANNUAL REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED HEREUNTO DULY AUTHORIZED.

                                       Consolidated Graphics, Inc.
                                       Employee 401(k) Savings Plan

                                                 By: /s/ JOE R. DAVIS
                                                     Joe R. Davis
                                       Member of the Consolidated Graphics, Inc.
                                             Employee 401(k) Savings Plan
                                                  Retirement Committee

Date: November 7, 2000